Exhibit 99.3

UPDATE OF CHAPTER A (DESCRIPTION OF THE COMPANY'S BUSINESS)1
OF THE PERIODIC REPORT FOR 2009 ("THE PERIODIC REPORT")
OF “BEZEQ” – THE ISRAEL TELECOMMUNICATION CORP. LTD. ("THE COMPANY")

In this report, which contains an update of the chapter "Description of the Company’s Business" from the 2009 Periodic Report, the Company has included, concerning itself and with regard to the market, forward-looking information as defined in the Securities Law, 5728-1968 ("the Securities Law”). Such information includes, inter alia, forecasts, targets, assessments and estimates relating to future events or matters, the realization of which is not certain and is beyond the Company’s control. Forward-looking information in this report will usually be identified specifically, or by statements such as “the Company expects”, “the Company assesses”, “it is the Company’s intention”, and the like.

Forward-looking information is not proven fact and relies only on the Company’s subjective assessment, based, inter alia, on a general analysis of the information available at the time of drafting of this report, including public announcements, studies and surveys, which contained no undertaking as to the correctness or completeness of the information in them, and which were not checked independently the Company for their correctness. The Company’s assessments vary from time to time, depending on circumstances.

In addition, the occurrence and/or non-occurrence of the forward-looking information will be affected by factors that cannot be assessed in advance and are not within the Company’s control, including the risk factors that characterize its operations, the developments in the general environment, and the external factors and the regulation that affect the Company’s operations.

1.	Description of General Development of Bezeq Group Operations

For Section 1.1 – Group Activity and Description of its Business Development

Regarding the chart describing the structure of holdings in the Company and the Company’s holdings in its subsidiaries and affiliates: for closing the transaction for sale of the core control of Ap.Sb.Ar. Holdings, Ltd. (“Ap.Sb.Ar.”) to B Communications, Ltd.2 ("B Communications"), see the update to Section 1.3.1(a) below. On purchase of shares in Walla! Communications Ltd. ("Walla") by Bezeq International, Ltd. ("Bezeq International") and a tender offer of Bezeq International to purchase additional shares in Walla, see the update to Section 4.14.1 below.

1
The update is pursuant to Article 39A of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970, and includes material changes or innovations that have occurred in the Company's business in any matter which must be described in the Periodic Report. The update relates to the Company's periodic report for the year 2009, and relates to the section numbers in Chapter A (Description of the Company's Business) in that periodic report.

2	On March 16, 2010, 012 Smile Communications changed its name to B Communications Ltd.

For Section 1.1.2 – Mergers and Acquisitions

D.B.S. Satellite Services (1998) Ltd. ("DBS") – On June 23, 2010, the Company received a notice from Eurocom D.B.S. Ltd. ("Eurocom DBS"), a shareholder in DBS, stating that Eurocom DBS had entered into purchase agreements for all the holdings and rights of other shareholders in DBS,3 and that in accordance with the Articles of Association of DBS and the DBS shareholders agreement, it is proposing that the Company exercise its right of first refusal. Subsequently, the Company gave notice that it has decided not to exercise the right of first refusal, provided that the sale of the other holdings and rights as aforesaid is completed by no later than December 31, 2010, in view of the ruling of the Supreme Court on August 20, 2009 forbidding the Company from increasing its holdings in DBS beyond 50%.

Bezeq International – On the purchase of "Yad 2" by Walla, see the update to Section 4.14.1 below.

For Section 1.1.4 – Holdings in the Company

The following are details of the rates of current holdings in the Company at June 30, 2010 and August 1, 2010, and also at full dilution (assuming exercise of all of the options allocated to Group employees).

Shareholders	Percentage of holdings
	June 30, 2010	June 30, 2010 at full dilution	August 1, 2010	August 1, 2010 at full dilution
B Communications (SP2), Ltd.	30.43%	29.77%	30.42%	29.77%
Amitim	6.60%	6.45%	6.60%	6.45%
The public	62.97%	63.78%	62.98%	63.78%

For Section 1.2 – Segments of Operation

The operations of Walla are reported under the "Others" segment since its consolidation into the financial reports of Bezeq International. On this matter, see Note 5(b)(1) to the financial statements of the Company for the period ended June 30, 2010, which are included in this quarterly report.

For Section 1.3 – Investments in the Company's Equity and Transactions in its Shares

1.3.1(a) - Transactions in Bezeq shares – sale of core control

A.
On April 14, 2010, the transaction was closed between Ap.Sb.Ar. and B Communications for the off-exchange sale of all the Company shares owned by Ap.Sb.Ar. – 814,211,545 ordinary shares of NIS 1 par value each, constituting on that date approximately 30.44% of the Company’s issued and paid up share capital. According to information provided to the Company, the transaction was closed after all preconditions to the agreement, including the regulatory approval required by law, were met. These include the following:

1.
Approval of the Ministry of Communications for the transaction (including grant of control permits). The approval was made conditional on compliance with several conditions, whose principle points are that transactions for the purchase of end-user equipment between the Eurocom Group4 and Pelephone be considered extraordinary transactions pursuant to Section 270(4) of the Companies Law and requires, in addition to the internal approval process within Pelephone, an approval process in the Company; discussions of the matter by the Company’s Board of Directors must be documented in detailed, comprehensive minutes and submitted to the scrutiny of the Director General of the Ministry of Communications (these two conditions were applied also to DBS, with regard to purchase of satellite end-equipment, see Section 5.17.3 below); Eurocom Group will not transfer to Pelephone information relating to supplies of products and services to its competitors; an employee of Nokia Cellular Communications Ltd. may not serve as a director of Pelephone and an employee of Pelephone may not serve as a director of Nokia Cellular Communications, Ltd.

3
The other shareholders are Gilat D.B.S. Ltd., Lidan Investment Agencies (1994) Ltd. and Polar Communications Ltd. Subsequently, Eurocom DBS also gave notice of the execution of such an agreement with Mr. Yoav Harlap and his company Naniach Ltd.

4
In this regard, “Eurocom Group” means all of the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings, Ltd. with the exception of the Company, Pelephone Communications Ltd., Bezeq International Ltd. and B.I.P. Communications Solutions LP, as well as the employees of Bezeq and the aforementioned corporations, who do not work in other companies in the Group.

2.
Approval of the Antitrust Commissioner, which was made conditional on compliance with several conditions, mainly the imposition of a prohibition on Eurocom Group5 from involvement in the decision on commercial conditions that a cellular company purchasing handsets from Eurocom Cellular Communications, Ltd. offers to consumers in Israel, other than participation in their financing, and obliging Eurocom Group to sell its holdings in DBS. Until completion of this sale, Eurocom Group must transfer its shares in DBS to a Trustee who will act as owner of the shares and use its authority and/or rights to the best of its judgment for the benefit of DBS alone.

3.
Approval of the Prime Minister and the Minister of Communications in accordance with the provisions of the Communications (Telecommunications and Broadcasts) Law, 5742-1982, and the provisions of the Communications (Telecommunications and Broadcasts) (Determination of an essential service provided by Bezeq, The Israel Telecommunication Corp. Ltd) Order, 5767-1997.

Purchase of the shares in the Company was contracted through B Communications (SP2) Ltd., a private company, registered in Israel, wholly owned and controlled by B Communications (SP1) Ltd. which is wholly owned and controlled by B Communications, Ltd. which is an Israeli public company registered both on the Tel Aviv Stock Exchange and on NASDAQ. The controlling shareholder in B Communications is Internet Gold – Golden Lines, Ltd., which is owned and controlled by Eurocom Communications, Ltd.

For additional information on the closing of the transaction and on those who have become interested parties in the Company as a result of the transaction, see the Supplementary Immediate Report on an Event or Matter not in the Ordinary Course of the Corporation’s Business, dated April 14, 2010, and the Immediate Report of the same date concerning the parties who have become interested parties in the Company by virtue of their holdings.

B.
On the matter of approval of transactions with the B Communications Group – After the transfer of control in the Company, the competent bodies of the Company approved various engagements of the Company and its subsidiaries6 with B Communications Group, including extraordinary transactions. Such transactions are approved from time to time in accordance with the needs of the Company and its subsidiaries, and are duly reported to the public.

For Section 1.3.2 – Employee stock option plans

A.
Regarding the 2007 employee stock options plan, in light of the expectation that the exercise price of the options will fall below the nominal value of Company's share (NIS 1) as a consequence of adjusting the exercise price of the options for the distribution of a dividend – On March 18, 2010 the Board Of Directors of the Company gave its approval for the Company to convert part of the premium registered in the Company's books to share capital, in an amount equal to the difference between the nominal value of the share and the exercise price of the options that would be exercised in this plan, up to a total not exceeding NIS 22,469,081. Conversion of the premium to share capital will be recorded on the Company’s books against the actual exercise of options at the time of exercise.

B.
Regarding the stock options plan from November 2007 for managers and senior employees of the Group – On March 3, 2010, after publishing its financial statements for 2009, the Company published an updated outline of the securities offered to employees.

5
For this matter, “Eurocom Group” means all the corporations controlled, directly or indirectly, by Eurocom Holdings (1979) Ltd. and/or Eurocom Media-Net Holdings, Ltd., as well as and any person associated with these corporations, with the exception of the Company and companies in which the Company holds more than 50% of the shares.

6
Approval of engagements of the subsidiaries Pelephone Communications Ltd., Bezeq International Ltd. and Bezeq On Line Ltd. and of DBS. The approval in the Company is given after approval of the transactions by the competent bodies of those companies.

For Section 1.4 – Distribution of Dividends.

For Section 1.4.2 – Distribution of a dividend

On April 8, 2010 the Company’s General Meeting of shareholders resolved (following the recommendation of the Company’s Board of Directors from March 2, 2010) to distribute a cash dividend to the shareholders of the Company in the total sum of NIS 2,453 million, which were, at the determining date for the distribution (April 15, 2010) NIS 0.9170679 per share and 91.70679% of the Company’s issued and paid up capital. The dividend was paid on May 3, 2010.

The distributable retained earnings at the date of the report – NIS 1,280 million (surpluses accumulated in the past two years). On August 2, 2010, the Board of Directors of the Company resolved to recommend to the general meeting of the shareholders of the Company that a cash dividend of NIS 1,280 million be distributed to the shareholders.

For Section 1.5 – Financial Information Regarding Segments of Operation of Bezeq Group

For Section 1.5.4 – Principal results and operational data

A.	Bezeq Fixed-line (the Company’s activity as domestic operator) (NIS millions except where stated otherwise)

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	1,307	1,304	1,316	1,343	1,318	1,326
Operating profit	503	490	161	491	434	437
Depreciation and amortization	171	170	194	184	205	211
EBITDA (Earnings before interest, taxes, depreciation and amortization)	674	660	355	675	639	648
Cash flow from operating activities	523	393	651	526	408	635
Payments for investment in property, plant & equipment and intangible assets	247	238	220	204	191	238
Proceeds from sale of property, plant & equipment and intangible assets	26	15	9	19	9	49
Number of active subscriber lines at end of period (in thousands)	2,425	2,458	2,489	2,518	2,547	2,579
Average monthly revenue per line (NIS)* (ARPL)	81	80	82	83	81	81
No. of outgoing minutes (in millions)	2,763	2,773	2,964	3,096	3,014	3,123
No. of incoming minutes (in millions)	1,634	1,627	1,674	1,737	1,664	1,654
No. of ADSL subscribers at end of period (in thousands)	1,051	1,045	1,035	1,026	1,016	1,011
Average monthly revenue per ADSL user (NIS) (ARPU)	75	75	72	72	69	68

*	Not including revenue from data transmission and communication services, internet services, services to communication operators, contract work and others.

B.	Pelephone (NIS millions except where stated otherwise)

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	1,429	1,393	1,393	1,372	1,346	1,265
Operating profit	362	322	251	316	321	302
Depreciation and amortization	149	149	158	155	151	139
EBITDA (Earnings before interest, taxes, depreciation and amortization)	511	471	410	471	472	441
Net profit	267	259	181	231	233	230
Cash flow from operating activities	378	350	55	395	290	375
Payments for investment in property, plant & equipment and intangible assets	114	92	101	146	163	149
No. of subscribers at end of period (in thousands)	2,807	2,789	2,766	2,721	2,694	2,669
Average monthly minutes of use (MOU) per subscriber (minutes)	348	336	339	339	329	323
Average monthly revenue per subscriber (NIS) (ARPU)	136	133	132	136	131	128
No. of 3G subscribers at end of period (in thousands)	1,698	1,619	1,531	1,407	1,307	1,217
% Revenue from value added services and content, of revenues from cellular services (%)	23.0%	22.6%	20.8%	20.0%	19.1%	18.5%

C.	Bezeq International (NIS millions except where stated otherwise)

	Q2 2010*	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	342	343	334	332	327	324
Operating profit	121	62	67	66	68	60
Depreciation and amortization	27	23	23	21	21	20
EBITDA (Earnings before interest, taxes, depreciation and amortization)	147	84	89	88	88	80
Net profit	105	46	49	51	56	44
Cash flow from operating activities	66	59	72	82	83	84
Payments for investment in property, plant & equipment and intangible assets**	33	37	39	33	26	21

*
Second quarter results do not include the activities of Walla. However, they do include one-time profit generated from the consolidation of Walla's operations in the financial statements of Bezeq International.

**	The item also includes long-term investments in assets.

D.	DBS (NIS millions except where stated otherwise)

	Q2 2010	Q1 2010	Q4 2009	Q3 2009	Q2 2009	Q1 2009
Revenue	396	391	390	380	376	384
Operating profit	7	59	63	61	59	66
Depreciation and amortization	68	64	63	59	56	57
EBITDA (Earnings before interest, taxes, depreciation and amortization)	75	122	126	120	115	122
Net profit (loss)	(143)	(8)	(38)	(88)	(95)	(1)
Cash flow from operating activities	109	121	91	135	93	91
Payments for investments in property, plant & equipment & intangible assets *	63	61	53	87	60	61
No. of subscribers at end of period (in thousands)	573	571	571	567	562	560
Average monthly revenue per subscriber (NIS) (ARPU)	231	229	229	224	224	228

*	This item also includes investments in the cost of subscriber acquisition.

For Section 1.7 – General environment and the effects of external factors on Group operations

In July 2010, the Ministry of Communications distributed a memo – The Israel Communications Authority Law 5770-2010, concerning the establishment of a communications authority, which would be the main regulatory body in communications in Israel, for telecommunications and for broadcasts and would hold the powers of the Ministry of Communications, the Second Television and Radio Authority, the Second Authority Council and the Council for Cable and Satellite Broadcasts. According to the provisions of the memo, the Government will appoint a Communications Council, which will set the Authority's policy for communications, except as concerns broadcast content, and will have various powers that will be granted by legislation for communications except on the matter of broadcast content, including grant of licenses, supervision of license-holders and setting fees, license fees and other payments noted in the memo, which will be paid by the license-holders. The Government will also appoint a Broadcast Content Council, which will set the policy of the Communications Authority for the content of broadcasts and will hold various positions and powers with regard to broadcast content, including supervision of license-holders' compliance with broadcasts on the terms of their licenses with regard to the content of broadcasts.

2.	Fixed-line Domestic Communications – Bezeq, The Israel Telecommunication Corp. Ltd. ("the Company")

For Section 2.3 – Breakdown of revenue and profitability of products and services

For data updates on the breakdown of Company revenues by products and services, see Note 9 to the Company's financial statements and Note 2 to the financial data from the consolidated financial statements attributed to the Company as parent, for the period ended June 30, 2010, which are attached to this quarterly report.

For Section 2.6 – Competition

For Section 2.6.1 – Telephony

For sub-section A – On March 22, 2010, the Ministry of Communications published a hearing for HOT regarding the marketing of packages that include broadcast, telephony and internet access services, whereby it is considering determining that the maximum commitment period will be 18 months for all the services in the package, including broadcasts. In the opinion of the Ministry, this limitation will also apply to similar joint packages offered by the Company and its subsidiaries when they are permitted.

For sub-section D – On the Government's decision to increase competition in the cellular segment – see Section 3.18.3.2 below.

For Section 2.6.2 – Broadband internet access (and for Sections 2.1.8, 2.6.3, 2.6.4)

On July 15, 2010, during its discussions of the Budget Law, the Government decided to instruct the Minister of National Infrastructures and the Minister of Finance to exercise their authority under the Electricity Economy Law, 5756-1996 ("the Electricity Economy law"), to permit Israel Electric Corporation ("IEC") to operate in communications, on certain terms, principally these: a "communications company" will be established to use the fixed-line communications infrastructure on the electricity grid; IEC will not hold more than 49% of the means of control in the communications company and will not control it; the controlling shareholder will be selected in a public election proceeding by an election committee to which IEC will appoint half the representatives and the State the other half; a communications license-holder, its controlling interest or a company they hold, shall not hold means of control in the communications company unless approved by the Minister of Communications; the communications company shall have a non-exclusive right of use of the infrastructures held by IEC; there will be full corporate, managerial and accounting separation between IEC and the communications company, and no cross-subsidization between them. The decision requires the Government's economics cabinet to make a decide on the establishment of the communications company within 45 days, and the necessary legislative amendments for implementation of the decision will be made to the Electricity Economy Law and the Communications (Telecommunications and broadcasts) Law, 5742-1982 ("the Communications Law").

For Section 2.6.7 – Adoption of the conclusions of the Gronau Committee

Concerning tariff flexibility for Bezeq – alternative payments baskets – On July 15, 2010, the Government decided, during its discussions of the Budget Law, to amend the Communications Law and to modify the proceeding for approval of an alternative basket of payments in a way that shortens the proceeding and also allows approval in the absence of opposition within a certain time, based on a law memo that was distributed on June 30, 2010.

Concerning royalties – For the Government's decision on July 15, 2010 during its discussions of the Budget Law – see Section 2.16.3 below.

For Section 2.6.8

Regarding the appointment of a committee to consider a tariff arrangement, the committee’s writ of appointment was issued on March 28, 2010. According to the writ, subjects not included therein may be brought for discussion in the committee only if the Minister of Communications does not object within seven days of the subject having been brought to his attention. Furthermore, if the committee considers formulating recommendations that are not consistent with recommendations of the Gronau Committee, as approved by the Minister of Communications (see section 2.6.7 in Chapter A of the Company’s Periodic Report at December 31, 2009), the committee will open the subject to public comment prior to making its recommendations. As requested, the Company presented its position to the committee.

For Section 2.7 – Property, Plant and Equipment, and Installations

2.7.4 Real estate

During the first six months of 2010, the Company sold six properties with a total of area of approximately 14,000 sq. mtr. of land and 12,000 sq. mtr. built up, for a total amount of approximately NIS 145 million.

For Section 2.9 – Human Resources

On March 25, 2010, the Company received notice of a strike pursuant to the Labor Disputes Law, 5717-1957, which was declared by the Histadrut, commencing April 11, 2010. The issues in dispute, according to the notice, are disregard of union demands, action not yet been taken with regard to the transfer of control, and negotiations for signing a new collective agreement for regulating employees’ rights following transfer of the controlling share in the Company. As a result, negotiations are taking place between the management of the Company and representatives of the employees. It is noted that on May 2, 2010, the union embarked upon limited sanctions.

For Section 2.9.6 – Employee compensation plans

For Section 2.9.6.2 concerning adjustment of the exercise price lower than the nominal value of a Company share in the 2007 employee stock options plan, and for Section 2.9.6.3 concerning  publication of update of the stock options plan for managers – see Section 1.3.2 above.

For Section 2.10 – Raw Materials and Suppliers, Purchase of Equipment, and Suppliers

For Section 2.10.3 – Dependence on suppliers

The Company is dependent on Verse Networks for public switching equipment.

For Section 2.13 – Financing

For Section 2.13.1 – Average and effective interest rate on loans, and for Section 2.13.4 – Credit  received after December 31, 2009

On April 15, 2010, the Company completed raising debt in the amount of NIS 1.5 billion, through loans from Israeli banks for an average duration of 4.6 years. On May 6, 2010, the Company recycled bank loans received on March 12, 2009 in the amount of NIS 400 million, through loans from Israeli banks for an average duration of 4.6 years (see Note 13(B) to the financial statements of the Company for the period ended June 30, 2010, which are included in this quarterly report).

Further, below are up-to-date data on the average effective interest rate on the Company's bank loans at today's date:

Source of financing	Amount at May 6, 2010	Type of currency or linkage	Average interest rate	Effective interest rate
Banks	NIS 1,100 million	Unlinked NIS	Prime minus 0.21%	Prime* minus 0.19%
Banks	NIS 800 million	Unlinked NIS	5.56%	5.64%

*	For prime at 3.25% as of August 2010.

For Section 2.13.7 – Credit rating

On May 27, 2010, the Company received notice from Standard & Poor's, which set the Company's international rating at (BBB plus), and from Standard & Poor's Maalot which set the rating of the Company and its debentures at (AA plus), ratifying these ratings and removing them from CreditWatch  with negative outlook. The rating forecast is stable.

For Section 2.16 – Limitations and supervision of the Company's activities

For Section 2.16.1 – Supervision of the Company's tariffs

In accordance with the Communications (Telecommunications and broadcasts) (Calculation and linkage of telecommunications payments) Notice, 5770-2010, the Company's tariffs were updated effective from June 1, 2010, based on the formula set in the Communications (Calculation and linkage of telecommunications payments) (Amendment) Regulations. 5770-2010, so that the fixed monthly payment for a telephone line and for a line in the combination digital network basic service increased by 3.9147% and fees for the other controlled services provided by the Company increased by 0.5669%. In addition, in accordance with the amendment to the Communications (Telecommunications and broadcasts) (Payments for interconnect) (Amendment No. 2) Regulations, 5770-2010, interconnect fees paid by cellular operators and domestic operators for call completion in a domestic operator network and interconnect fees paid by the international operators for international calls originating or ending in a domestic network, increased by 0.5669% commencing June 1, 2010.

For Section 2.16.2 – The Company's general license

In the matter of the Minister of Communications' policy letter "Marketing Bundles", dated May 10, 2010, the Company's general license was amended so that subject to conditions, the Company may market to an individual subscriber a bundle of services that includes services provided by a subsidiary. Those conditions include the existence of a group of services in similar format marketed by another license-holder, approval by the Director General of the Ministry of Communications for the requested bundle (including by his non-opposition within a fixed time), allowing the customer to purchase each service or package of services in the bundle separately, on the same terms as those offered for the bundle. The licenses of the subsidiaries were also amended, allowing them, subject to conditions, to market bundles that contain services of the Company. Subsequently, the Company started filing applications and receiving approvals for marketing such bundles.

During April 2010, the Ministry of Communications published a hearing for all communications operators on the subject of exit fees that a license-holder may demand of a private subscriber who does not comply with the commitment in the agreement between him and the license-holder. The hearing states that responses should be filed by June 1, 2010.

The main points of the hearing:

1. Limitation of the maximum penalty to a uniform formula: the product of 10% of the average monthly payment from the start of the commitment period multiplied by the number of months remaining to the end of the commitment on the date of its violation. The maximum penalty will include all the types of components of the "return of benefits" and nothing will be paid in excess of that amount.

2. "One-time" benefits such as gifts (laptop, packages of free services, etc.) will not be included in the return of benefits that can be demanded from the customer.

3. A customer who purchased a handset in a transaction on installments will not be required to pay the balance due for the handset in one payment when he exits and violates his commitment, but rather, the installments will continue as initially determined.

For the Government decision on July 15, 2010 in the matter of exit fees relating to the cellular operators, see the update to Section 3.18.3.2 below.

For Section 2.16.3 – Royalties

On July, 15, 2010, the Government decided, during its discussions of the Budget Law to instruct the Ministers of Finance and Communications to amend the Royalties Regulations, as an emergency directive for a period of three years, so that the percentage to be paid as royalties by domestic operator license-holders, except for a general special domestic operator license-holder, and cellular, satellite and cable broadcast operator license-holders, will increase from 1% in 2010 to 2% in 2011 and 2.5% in 2012 and 2013. Amendment of the royalties regulations applicable to the Company require approval by the Knesset Finance Committee.

For Section 2.16.4 – Authority for real estate

On June 21, 2010, the Planning and Construction (Application for a permit, its terms and fees) Regulations, 5770-2010 were published and will come into force 90 days after their publication, imposing on an applicant for a permit to erect a residential building a duty to install infrastructure for telephone, radio, television and internet, so that the customer can choose whichever provider he wants. In commercial buildings, if communications infrastructures are installed, the infrastructures must be installed underground. The Ministry of Communications announced on July 14, 2010 that it intends to amend the domestic operator and satellite operator licenses so as to impose on their holders a duty to provide maintenance service for the interior wiring in apartments, which was installed by the permit applicant, which will not grant ownership or any proprietary rights to the license-holders. The license-holders were requested to respond by August 10, 2010.

For Section 2.16.8 – The Telegraph Ordinance

In the matter of the dispute in respect of fees in Judea, Samaria and Gaza – On May 26, 2010 a letter from the Attorney General's office demanded payment of approximately NIS 73.5 million in respect of a frequency debt. As noted in the Company’s Periodic Report at December 31, 2009, the sum is in dispute.

For Section 2.16.11 – Erecting broadcasting facilities

Following a meeting in July 2009 of the Main Planning Subjects Sub-Committee of the National Council, in which the Ministry of Communications and Ministry of Transport were instructed to consider, prior to approval of NOP 36B by the National Council, grant of Civil Aviation Authority approvals for the existing broadcasting facilities of the Company that are supposed to be included in the plan, the Company, in coordination with the Ministry of Communications and the Ministry of Transport, mapped all the aforementioned broadcasting sites and obtained approval in principle for them from the Civil Aviation Authority.

For Section 2.17 – Substantial Agreements

For Section 2.17.5 – The Management Agreement

Following the sale of the core control in the Company by Ap.Sb.Ar. (see update to Section 1.3.1(a) above), the management agreement with a company owned and controlled by the shareholders in Ap.Sb.Ar. was terminated on April 14, 2010.

Furthermore, on June 10, 2010, the general meting of the shareholders of the Company approved (after approval by the Audit Committee and the Board of Directors) the Company's engagement with Eurocom Communications, Ltd. in a new management agreement, under which the Company will receive ongoing management and advice services for USD 1.2 million per year. The term of the agreement is three years, commencing June 1, 2010.

For Section 2.18 – Legal Proceedings

For Section 2.18.2 – In the matter of a claim filed in January 2004 against the Company and Makefet Fund by 320 employees on the matter of selection of a pension track: Following a decision to deny the claim and an appeal of that decision, a petition filed by the plaintiffs in the High Court of Justice for revocation of the decision of the National Labor Court was dismissed in limine on June 6, 2010.

For Section 2.18.3 – In the matter of the suit and application for certification as a class action filed in September 2000 against the Company, alleging that the Company unlawfully collected “collection expenses": In March 2010, the District Court certified the case as a class action suit, where the cause of claim is restitution of the fee that the Company collected unlawfully, by virtue of Section 1 of the Unlawful Enrichment Law, and the class of the claim is whoever who was debited for collection expenses despite having paid their bill before the Company began collection proceedings, from November 3, 1999 through December 7, 2006. The Company intends to file an application for leave to appeal this decision.

For Section 2.18.5 – In the matter of a claim filed in January 2002 against the Company and against Bezeq International by an international communications operator, for payment of monetary compensation and writs of mandamus in connection with customer allocation to the international call operators: On May 13, 2010, the Court allowed the plaintiff to amend the statement of claim so as to extend the period covered by the claim, change the manner of calculating the damages, and include some new facts (the original amount of the claim remained unchanged at NIS 53 million). On this matter, see also the update for Section 4.19.2 below.

For Section 2.18.7 – In the matter of a claim and application for certification as a class action, which was filed in May 2006 against the Company, alleging deception in advertising in the matter of a charge for calls from a Bezeq line to a cellular line: On May 10, 2010, the Court certified the claim as a class action, where the cause of claim is deception relating to advertising the cost of a call minute from a Bezeq line to a cellular line, and the class is Company subscribers who made calls from the Company's lines to cellular lines between July 1, 2005 and September 1, 2005 at the earliest. The Company has filed an application for leave to appeal the certification decision and an application for a stay of proceedings until a decision is made by the appellate instance.

For Section 2.18.14 – In the matter of a claim for arbitration dated October 26, 2008, filed by one of the shareholders in DBS against the Company and another DBS shareholder: On June 30, 2010, following the parties' application for a stay of the arbitration proceedings in light of the plaintiff's execution of an agreement for the sale of its shares in DBS, the arbitrator decided to stay the arbitration proceedings until receipt of other notification from the parties. According to the plaintiff's notice, upon fulfillment of the preconditions in the agreement and it taking force, it will not wish to continue the proceeding.

For Section 2.18.16 – In the matter of a claim and application for certification as a class action, which was filed in November 2009 on the subject of the 144 information service: On May 27, 2010 the plaintiff gave notice that it was withdrawing the application for certification and the Court allowed the notice of withdrawal, dismissed the claim and stuck out the application for certification. On July 12, 2010, an action and application for certification as a class action were filed against the Company in the Central District Court, alleging that the Company offers its customers call tracks for a fixed monthly payment which results in loss of money for the customers for whom the track is not worthwhile, and misleads them. The plaintiff is claiming restitution of the difference between the amount paid by the customers in the monthly track and the amount that they would have paid in the regular track, a sum it estimates at "tens of millions of shekels", as well as compensation of NIS 1,500 per customer for alleged intrusion of privacy.

On July 28, 2010 the Company received an action together with an application for its certification as a class action, which were filed against it in the Tel Aviv District Court. According to the plaintiff, as a result of a malfunction in the telephone lines (which was not repaired by the Company for 34 hours), Company subscribers were denied the ability to call the telephony subscribers of Hot Telecom LP ("Hot"). It is alleged that this resulted in the Company causing its subscribers various wrongs, in respect of which the plaintiff demands compensation of NIS 100 per subscriber. The total amount of the claim is estimated by the plaintiff at NIS 250 million. The plaintiff is seeking certification of this claim as a class action in the name of the Company's subscribers. It is noted that in 2006, an application was filed for certification of a class action on the same subject in the name of Hot's subscribers, and that claim ended in 2009 in a settlement agreement (see Section 2.18.18 of the Company 2009 Periodic Report).

3.	Cellular Telephone – Pelephone Communications Ltd. ("Pelephone")

For Section 3.7.2 4 – Competition

Further to the work of team to formulate conditions for the frequencies tender, in March 2010 the Ministry of Communications published a hearing on communications infrastructure cooperation among cellular communication licensees. According to the Ministry's proposal, after the frequencies are allocated to the new operator by tender and during the interim period until the new operator is able to fully deploy its cellular network, the new operator will be allowed to share the infrastructure of existing operators. The Ministry is proposing several ways for sharing infrastructure: sharing sites, sharing masts, sharing buildings, sharing imported equipment and sharing antennas. The Ministry is considering requiring existing licensees to share communications infrastructure, and the current hearing requests the operators’ position on how this might be implemented. Pelephone submitted its response to the hearing, stating that cooperation among operators already exists in the use of infrastructure (e.g. masts) where there is no restriction on such cooperation because of the Antitrust Law, and that it is technically possible and financially justifiable for such cooperation to exist. The Ministry of Communications has not yet formulated its decision on the matter.

For Section 3.7.2.7 – Competition

MVNO licenses were recently granted to a number of companies, and applications have been submitted to the Ministry of Communications by other companies for receipt of such licenses.

For Section 3.15.6 – Credit rating

Following the notice of Standard & Poor's Maalot transferring the rating of Pelephone's October 2009 local debenture to CreditWatch, in May 2010 the rating agency ratified the AA+ rating for the issuer and for its debentures. The rating outlook is stable, and reflects the Standard & Poor's Maalot assessment that Pelephone will remain a material core holding in Bezeq Group.

For Section 3.17.1 – The environment

The regulations mentioned in this section do not include a chapter that was proposed, the subject of which was permitted maximum levels of human exposure to radiation from a source of radiation and the safety ranges from communication transmission facilities. The chapter also included a restriction on positioning a radiation source on roof balconies. Therefore, the Ministry for Protection of the Environment distributed to government ministries a proposed text for amendment of the Non-Ionizing Radiation (Amendment – Safety ranges and permitted maximum exposure levels for the matter of radiation in radio frequencies) Regulations, 5769-2009 ("the Proposed Regulations"). The text as proposed was opposed by the Minister of Communications due to the implications for the communications economy.  However, the Ministry for Protection of the Environment recently sent to the Ministry of Communications a revised text of the regulations, which allow a source of radiation to be positioned on roof balconies. These regulations will be discussed on behalf of the Government by the Knesset's Domestic and Environment Committee. In addition, on June 27, 2010, an injunction was given (as part of a petition to the High Court of Justice, which is pending, concerning non-promulgation of regulations for the supervision of radiation), ordering the Minister for Protection of the Environment and the Minister of Communications to explain why the proposed regulations should not be brought immediately for approval of the Knesset's Domestic and Environment Committee, and the State is required to file its response affidavits by October 5, 2010.

The Ministry for Protection of the Environment has been working recently to promote a move for the continuous supervision and monitoring of transmission centers. This does not refer to external monitoring of the radiation strength of the radio transmissions from the base sites, but rather, to the use of computerized recordings from a control system at the transmission sites and their examination for verification of relevant transmission data according to the system. The technology is a new one, and its application faces various impediments – technical, technological and legal. Pelephone is working with the Ministry for Protection of the Environment to advance the process while responding adequately to these difficulties. As part of this effort, Pelephone submitted to the Supervisor of Radiation large quantities of requested data even though those data had been submitted in the past, in the technical form requested. Nevertheless, the process has not been completed and some of the difficulties have not been resolved. The Ministry for Protection of the Environment is trying to show the difficulties that have been raised and the time that has elapsed as unjustified, and in July 2010 it announced that it was halting the issue of new set-up and operating permits. Pelephone is continuing its efforts to advance the move, while considering its steps and safeguarding its rights,

For Section 3.18 – Restrictions on and regulation of Pelephone’s operations

For Section 3.81.2.1 – Controlled tariffs, and for Section 3.7.2.3 – Competition

In May 2010, the Ministry of Communications published a hearing on lowering interconnect tariffs in the networks of the cellular operators in the following manner (not including VAT):

A.	For call completion – from 25.1 agorot to 4.14 agorot commencing August 1, 2010, followed by gradual reductions down to 2.57 agorot by January 1, 2014.

B.	SMS completion – from 2.85 agorot to 0.19 agorot commencing August 1, 2010, followed by gradual reductions down to 0.13 agorot by January 1, 2014.

The recommendation for the reduction is based on the results of the cost model built for the Ministry by NERA Consulting.

In June 2010, Pelephone submitted its detailed position on the hearing, stating that the Ministry of Communications' recommendation is extreme, disproportionate, and based on a theoretical model that requires adjustments and on erroneous assumptions and costs. Pelephone hired the services of TASC Consulting for preparing its position.

At the beginning of July 2010, Pelephone representatives appeared for a frontal hearing before the Minister of Communications and members of his staff, for an oral presentation of Pelephone's position. NERA is expected to present its response to the remarks of the operators concerning the gaps in the cost model, at the beginning of August 2010, and following that response, the Ministry of Communications is expected to formulate its final decision on lowering the interconnect tariffs.

Pelephone is unable at this stage to asses the full impact of this amendment over time, but believes that if the tariffs are lowered as described in the hearing, it could have a significantly adverse effect on the results of its operations.

For Section 3.18.3.2 – Principal changes in Pelephone's license

A.
During March 2010, the Ministry of Communications published a hearing for a list of changes to the MRT license in several consumer fields. The two central and most significant changes for Pelephone are:

Receiving the express permission of existing customers for using various content services (for example, receiving paid SMS, sending SMS messages at a special rate, access to the Company’s cellular portal, etc.) rather those services being the default situation if instructions to block the services is not received from customers.

Informing customers by SMS when they have used 75% and 90% of a package of services.

These two changes are likely to have substantive business and operational consequences. Pelephone prepared its responses to all of the proposed changes and particularly to these two items, and requested frontal discussions with the Ministry of Communications on these issues.

B.	At the end of April 2010, the Ministry of Communications published a hearing on exit fees, the main points of which are these:

1.
An exit fee will be calculated by the following formula: 10% * (average monthly bill) * (number of months remaining to the end of the commitment). The exit fee is a fee that Pelephone charges subscribers who wish to disconnect from the service during the commitment period defined in the agreement.

2.
Transactions for the purchase of terminal equipment will be made only by means of credit transactions on installments and not by standing order that debits the subscriber's credit card, so as to enable the subscriber to continue the payment schedule even after violating the commitment and abandoning the operator from which it purchased the handset.

Pelephone submitted its response to the hearing, stating that calculation of the exit fees according to the proposed formula significantly lowers the amount of the fee and does not reflect return of the benefit granted to the subscriber in the engagement, and that debiting transactions for the purchase of terminal equipment will harm the ability of cellular customers to purchase advanced terminal equipment and benefit from an easy payment schedule. The Ministry of Communications' decision on the matter has not yet been given.

C.
In the draft 2011 Budget Law and the Arrangements Law submitted for Government approval, in the chapter dealing with communications, the following main steps were approved at the meeting on July 15, 2010:

1.
To amend the Communications Law so as to require cellular operators that own infrastructure to allow a new operator domestic roaming on their networks for a period of up to 10 years or until full deployment of an independent network by the new operator. In the absence of agreement on a roaming tariff between a cellular operator that owns infrastructure and a new operator, the tariff will be set at the interconnect tariff until a final tariff is set by the Minister of the Finance and the Minister of Communications.

2.	To implement a legislative amendment so that the exit penalties are calculated in the format proposed by the Ministry of Communications in a hearing it published on the subject (as described above).

3.	To implement a legislative amendment to ensure complete neutrality in the cellular internet network.

4.	To implement a legislative amendment so as to grant the Minister of Communications authority to determine various directives concerning competition in the terminal equipment market.

The above four items must be approved by the Knesset, since they necessitate legislative amendments.

5.	To implement a legislative amendment so as to increase the percentage of royalties from communications operators to 2% in 2011 and to 2.5% in 2012-2013.

6.	Subject to the Ministry of Communications holding hearings, Government decisions to promote the following matters were approved:

•	Shortening the commitment period to 12 months.

•	Shortening the credits period in respect of purchasing terminal equipment, to 12 months.

•	Promotion of grant of licenses to VOC operators.

•	Appointment of an inter-ministry committee to consider ways for sharing cellular infrastructure.

Pelephone is unable at this stage to assess the impact of all the legislative amendments, amendments to the license and the steps described above. However, Pelephone believes that full or partial application of these steps could adversely affect the results of its operations.

For Section 3.18.3.2B – Principal changes in Pelephone's license

Following the Ministry of Communications' notice to the High Court of Justice concerning changing its position on amendment of the license with regard to a mechanism for identifying users of erotic services as adults, on February 24, 2010 the petition on this matter was struck out at the request of the petitioner. Subsequent to that notice, a hearing was published for the operators, in which a more stringent adult identification mechanism was proposed, by means of adding a personal identification detail. Pelephone submitted its response to the hearing, stating that it opposes the change to the existing mechanism.

For Section 3.18.3.2G – Principal changes in Pelephone's license

Further to the Ministry of Communications policy document concerning the marketing of joint packages by the Company and its subsidiaries when the Company's share in the fixed-line telephony market falls to 85%, in May 2010 the Ministry of Communications published a final amendment to the licenses of the Company and Pelephone. See also the update for Section 2.16.2 above.

For Section 3.18.3.2H – Principal changes in Pelephone's license

In May 2010, the Knesset Technology Science and Technology Committee decided that by the end of 2010, cellular operators would offer tariff plans in which the customer is allowed to limit its monthly bill to a particular sum, and that the matter would be regulated by the Ministry of Communications without need for legislation. Accordingly, the private bill on the matter was removed from the agenda.

For Section 3.18.5 – Site construction licensing

NOP 36/A/1

Amendment of NOP 36/A – The Ministry of Communications submitted its remarks on the text of the new NOP as approved by the National Council's Sub-committee for Planning, proposing mainly the removal/narrowing of various restrictions on the erection of new transmission facilities and joining existing facilities. On June 1, 2010, the National Council discussed the Ministry of Communications' remarks and decided to reject most of them and to approve the new text as approved by the Planning Sub-committee, while making minor changes. Approval of the NOP in its new version is now subject to the approval of the Government and publication in the Official Gazette for it to come into force.

Wireless access facility regulations

On March 9, 2010 a revised notice was filed in the HCJ on behalf of the State, stating that on March 7, 2010, the Minister of the Interior had submitted to the Knesset Economics Committee the draft Planning and Construction (Installation of a wireless access facility for cellular communication) Regulations, 5770-2010 ("the Wireless Access Regulations"). The proposed Wireless Access Regulations are very narrow and lay down extremely restrictive conditions for exemption from a building permit for a wireless access facility. The Regulations were also forwarded for consultation with the National Planning and Construction Council. In view of the foregoing, it was determined that the State will issue a revised notice on the matter by July 1, 2010, without requested interlocutory orders being given as to termination of the use of this track.

On July 15, 2010, a revised notice was filed in the HCJ on behalf of the State, stating that on May 26, 2010 the Knesset Economics Committee had discussed the application of the Minister of the Interior for the approval of the Committee for the draft Wireless Access Regulations. At that meeting, the Economics Committee decided that it would discuss the draft Regulations further only after the fulfillment of the duty of consultation with the National Planning and Construction Council. On June 1, 2010, the National Council discussed the draft Wireless Access Regulations and decided, inter alia, that in view of regulation of the erection of communications facilities in NOP 36/A/1, the possibility of grant of exemption also according to the Regulations should be narrowed to the extent of its complete cancellation, and in these circumstances, it does not see fit to recommend that the Minister of the Interior promulgate the Regulations. On June 28, 2010, the Ministry of the Interior approached the Knesset Economics Committee and requested that the Committee hold another urgent discussion of the draft Wireless Access Regulations. In view of the foregoing, the HCJ will be requested not to give an interlocutory order at this time, and to allow the State an extension for filing another revised notice by September 15, 2010.

In Pelephone's estimation, if the Wireless Access Regulations are approved as proposed, the possibility of using the exemption from a building permit track for setting up cellular access facilities will be very significantly reduced. This, together with the proposed severity of the conditions for erecting the base sites in the parallel track of the new NOP 36/A, can be expected to considerably raise the height of barriers to the erection of new transmission sites and access facilities, and also to adversely affect the quality of the cellular network.

For Section 3.21 – Legal proceedings

For Section 3.21.3 – In the matter of a claim and application for its certification as a class action filed in the District Court in December 2002 against Pelephone and Cellcom, in respect of interconnect fees for incoming calls for a total of NIS 4 billion, of which NIS 2.4 billion against Pelephone: In May 2010, the appeal against dismissal of the claim filed by the plaintiff, was dismissed.

For Section 3.21.6 – In the matter of a claim and application for its certification as a class action which was filed in the District Court in June 2007 against Pelephone, concerning subscribers of an immigrants program in which the subscribers were debited in units of one minute, and concerning failure to include a list of tariffs with the agreements, in a total amount of NIS 239 million: In July 2010 the claim was dismissed.

For Sections 3.21.12 and 3.21.13 – In the matter of two claims with applications for certification as class actions filed in January 2009 in the District Court for restitution of amounts allegedly collected by Pelephone for surfing on a handset while the handset is being repaired, one for NIS 219 million and the other for NIS 570 million: In June 2010 the two actions were dismissed following a settlement agreement between the parties.

In March 2010, a claim was filed in the Tel Aviv District Court together with an application for its certification as a class action. The total amount of the claim is NIS 4.2 billion, and the amount against Pelephone is NIS 2.1 billion. According to the applicants, Pelephone acts in contravention of its license and the law in that is does not purchase insurance covering liability for bodily harm arising from exposure to cellular radiation. The application also includes relief requested for an order instructing Pelephone to take out such insurance.

In May 2010, a claim was filed in the Central District Court together with an application for its certification as a class action. The action was filed against the four cellular companies (Pelephone, Partner, Cellcom and Mirs) where the amount against each of Pelephone, Partner and Cellcom is NIS 3.68 billion and the total amount of the action (against the four companies) is more than NIS 12 billion. According to the applicants, the cellular companies are in dereliction of the following duties: (1) to erect cellular antenna sites of the required scope, proportion and deployment; (2) to check, correct and provide information about the non-ionizing radiation values in cellular handsets after repair, etc.; (3) to warn against the risks involved in how the cellular handset is held. The application includes numerous other declaratory reliefs and applications for writs of mandamus relating to the above matters.

In June 2010, a claim was filed in the Central District Court together with an application for its certification as a class action. The amount of the personal claim is NIS 958 (plus linkage and interest). The total amount of the action is not stated, but the application notes that it is estimated in the hundreds of millions of shekels. According to the applicant, Pelephone collects payment from its customers for services to which the customers have not requested to subscribe, and transfers their personal information to external suppliers without approval, which contravenes the agreement and the law. The claim is for restitution of those moneys. The application also includes reliefs for orders instructing Pelephone, inter alia, to cease these debits and to cease transferring the information to suppliers.

4.	International communications, internet and NEP services – Bezeq International Ltd. ("Bezeq International")

For section 4.1.2 – Legislative and statutory restrictions applicable to Bezeq International

In March 2010, the Ministry of Communications published a request for positions of cellular license-holders in the matter of providing broadband telephone services for a subscriber who is outside Israel. A possible decision by the Ministry of Communications on this question, allowing Bezeq International and the other companies to provide telephone services by means of broadband access to the internet, could impact positively on the business of Bezeq International.

For Section 4.1.2.7 – Amendment of the general license – Sale of service bundles – On May 10, 2010 Bezeq International received a letter from the Director General of the Ministry of Communications, containing amendments to the licenses of the Company, Bezeq International and the other subsidiaries of the Company, relating to the marketing of bundles of services. See also the update to Section 2.16.2 above.

For Section 4.14.1 – Walla! Communications Ltd. ("Walla")

Following notice from Haaretz Newspaper Publishing, Ltd. (hereinafter, “Haaretz”) on March 14, 2010 that it had entered into an agreement to sell all its shares in Walla, Bezeq International notified Haaretz on March 18, 2010 of its decision to exercise its right of first-refusal to purchase the shares in Walla owned by Haaretz, meaning 14,807,939 shares (“the Purchased Shares”) for NIS 6.00 per share, totaling NIS 88,847,634. The transaction was closed on April 25, 2010, after all of preconditions were met. Upon receipt of the Purchased Shares, Bezeq International transferred 9,902,467 of the Purchased Shares to a trustee, who will hold the shares in a blind trust so that after the transfer was completed, Bezeq International holds 20,468,231 shares, which are approximately 44.99% of the issued and paid up capital of Walla.

On August 2, 2010, Bezeq International filed a specification for a special tender offer in accordance with the Companies Law, 5759-1999 and the Securities (Tender offer) Regulations, 5760-2000, for the purchase of 2,274,299 shares of Walla, which at the date of publication of the specification account for approximately 5% of the issued and paid up capital and voting rights in Walla which are held by Walla's shareholders. In the tender offer, Bezeq International proposes to purchase the Walla shares from the shareholders at NIS 6 per share, and the total consideration for the shares which are the subject of the tender offer is NIS 13,645,794. If the tender offer is completed, Bezeq International intends to file an application in the office of the Antitrust Commissioner, for approval of the transfer of additional Walla shares which are currently held for Bezeq International by a trustee. Subject to approval of the merger,7 9,902,467 Walla shares will be transferred from the trustee back to Bezeq International. Bezeq International intends to sell all its holdings in Walla to the Company.

On July 11, 2010, Walla announced that it has entered into an agreement (through a wholly-owned subsidiary) on July 8, 2010 for the acquisition of Coral Tel Ltd. ("Yad 2"), a private company that operates, inter alia, the Yad 2 website  whereby Walla will purchase 75% of the share capital of Yad 2 from Yad 2's shareholders in consideration of NIS 117.5 million, plus an additional sum to be paid to some of the shareholders of Yad 2, based on the amount of Yad 2's working capital and subject to adjustments. Closing the transaction is subject to fulfillment of preconditions, all as described in the immediate report of Walla dated July 11, 2010. See also Note 5(b)(2) to the financial statements of the Company for the period ended June 30, 2010, which are included in this quarterly report.

For Section 4.17 - Restrictions and supervision of Bezeq International's operations

On the hearing in April 2010 which relates also to Bezeq International on the matter of exit fees that a license-holder is entitled to demand of a private subscriber, see the update for Section 2.16.2 above.

For Section 4.19 – Legal Proceedings

A.
Section 4.19.1 – In the matter of the claim and application for certification as a class action filed on September 16, 2001 against Bezeq International and the State of Israel, based on the allegation that Bezeq International's tariffs for international telecommunication services in the period from May 10, 1996 through July 8, 1997 were exorbitant and unreasonable, and which was certified as a class action on December 25, 2003: On April 26, 2010, the Supreme Court allowed the appeal filed by Bezeq International and the State (after hearing applications for leave to appeal that they filed as if they had been granted leave to appeal), and ruled that there is no justification for certifying the claim as a class action.

B.
Section 4.19.2 – In the matter of a claim filed in January 2002 against the Company and against Bezeq International by an international call operator, for payment of monetary compensation and writs of mandamus in connection with the proceedings for the allocation of customers to international call operators: The additional mediation proceeding between the parties was unsuccessful and the claim was returned to the court. In the pre-trial hearings, the court allowed the plaintiff's request and permitted it to amend the statement of claim. The Company and Bezeq International filed an appeal in the Supreme Court against the decision of the lower court to allow the statement of claim to be amended, and that appeal is still pending. See also the update for Section 2.18.5 above.

7
It is noted that a preemptive opinion of the Antitrust Commission given on July 12, 2010, states that there is no impediment to unconditional approval of the acquisition of control in Walla by Bezeq International and the Company.

C.
On April 13, 2010, Partner Communications, Ltd. filed a petition in the Supreme Court sitting as the High Court of Justice, in which it asked the Court to order revocation of Article 11(B)(3) of the Communications (Telecommunications and broadcasts) (Proceedings and conditions for receipt of a general license for providing international telecommunications services) Regulations, 5764-2004, which prevents it, as the cellular license-holder, or its subsidiary, from receiving a general license for providing international communication services. In its petition, Partner argues, inter alia, that the decision of the Minister of Communications in the matter of the subject of the petition was intended to protect the existing holders of licenses for providing international telecommunication services, and for this reason, Bezeq International was added as a respondent to the petition. Partner's entry into the international telecommunication market, if the petition is allowed, could have an adverse effect on Bezeq International in this area.

D.
On May 24, 2010, Partner Communications Ltd. filed another petition in the Supreme Court, in which it requests an order nisi prohibiting the Ministry of Communications from amending the Communications (Telecommunications and broadcasts) (Payments for interconnect) Regulations, 5760-2000, so as to determine in them that for outgoing calls from a cellular telephone to abroad, a uniform interconnect fee will be set which is the same as the interconnect fee for incoming calls. According to the petitioner, such a decision narrows its license and is harmful to competition. Partner attached to its petition an application for an interlocutory injunction, in which Partner requested that the decision on amendment of the regulations be delayed and not to allow amendment of the regulations until the petition is heard. Since the Minister of Communications' decision to amend the regulations is linked to his decision to allow Partner to compete in the international calls market, Bezeq International (and its other competitors in this market) was joined as a respondent to the petition. Bezeq International filed its response to the petition, as did the other parties, following which the Court decided that the application for an interlocutory order should be dismissed and that the petition should be heard before a bench. At the date of this report, Bezeq International does not appear to be at risk in this petition.

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. ("DBS")

For Section 5.1.3 – Market developments in the segment of operation

Section 5.1.3.1 – In July 2010 the Government decided to impose on the Ministry of Communications and the Ministry of Finance, together with the Second Authority for Television and Radio and the Council, the formulation of recommendations for expansion of the DTT array and how it should operate, including in the matter of legislative amendments required for the purpose, and to submit them for Government approval by the end of 2010.

Section 5.1.3.2 – In May 2010, the Government withdrew the Television Broadcasts (Legislative amendments) Bill, 5760-2009.

In July 2010, the Second Authority for Television and Radio (Amendment No. 33) (Transition from franchises to licenses in television broadcasts) Bill, 5770-2010, which deals mainly with a change in the regulation method in commercial broadcasts (following the recommendation of the committee headed by the Director General of the Ministry of Communications mentioned in Section 5.1.3.4 of the Company's 2009 Periodic Report), with a transition from a franchise method to the grant of licenses for commercial television broadcasts for all, which meets the threshold conditions laid down in the Bill without a tender proceeding ("Commercial Licensee-Holder"). In the Bill, the transition date between the methods is given as January 1, 2012. Under the Bill, inter alia, every Commercial License-Holder will be entitled to be included in the array of DTT broadcasts and may broadcast the dedicated channel in Hebrew, if it requests to be included in the DTT array. The dedicated channel broadcaster in Hebrew will be exempt from transition fees to DBS and the cable company for the first two years of its broadcasts. The Bill also states that the Council may to set the number of channels of the television franchisees, of the Knesset channel, of the dedicated channels and of the IBA broadcasts, and that the Council, together with the Second Television and Radio Authority Council, will decide on the location of the channel number on which the Commercial License-Holders will broadcast, and a tender will be held for the identity of the license-holders who will use the channel number on which franchisees currently broadcast.

For Section 5.1.6 – Main entry and exit barriers for the segment of operation, and for Section 5.1.7 - Substitutes for and changes in products in the segment

On the matter of the recent erosion of the main entry barriers to the segment of operation – Keshet Broadcasts Ltd., a franchisee for broadcasting on the second commercial channel, recently launched an application on the mako website enabling easy viewing of a range of content channels through a computer.

In the second quarter of 2010, Israel Electric Corporation ("IEC") received a license for the provision of high-speed internet services at speeds higher than the current standard in Israel, using its own optical fiber infrastructure. The provision of such high-speed internet services by IEC could expedite the development of a trend for transferring video content via the internet. See also the update for Section 2.6.2 above.

For Section 5.4 – New products

In March 2010, DBS launched VOD services for its subscribers. DBS believes that its offering of VOD services accords with the regulation to which it is currently subject. This position of DBS is subject to publication of the conclusions of the committee appointed by the Minster of Communications to consider the regulation of broadcasts using new platforms and technologies (see Section 5.1.3.6 of the Company’s 2009 Periodic Report), which could result in the imposition of conditions and restrictions on the provision of VOD services by DBS, including the very fact of their provision.

In May and June 2010, the cable company addressed DBS by letter (which were forwarded to the Ministry of Communications), in which it alleged, inter alia, that it had identified unusual and severe electronic disturbances in its internet and telephony services and that the source of these disturbances was in DBS's customer connection to the VOD services (in one of the ways used by DBS for this purpose) using wiring that is also used by the cable company for transmitting DBS's services. The cable company demanded that DBS cease use of the cable company's infrastructure, repair every installation made allegedly unlawfully, and cease provision of the VOD service. DBS rejected the demand to cease its VOD service and proposed a joint investigation of the existence and source of the disturbances. In July 2010 the Ministry of Communications hosted a meeting on the matter, to which representatives of the cable company and DBS were invited, and at which it was agreed that the matter would be investigated further and ways to resolve the disturbances would be considered.

For Section 5.7.4 – Positive and negative factors in competition

In June 2010 the Minister of Communications amended the license of DBS. The amendment states, inter alia, that DBS may offer services bundled with a service of the Company. See also the update for Section 2.16.2 above.

For Section 5.10.1 – Licenses

Section 5.10.1.2 – In May 2010 the head of the Civil Administration for Judea and Samaria extended the license of DBS for broadcasting in those areas, to December 2016.

For Section 5.11 – Broadcasting rights

Section 5.11.2 – According to the immediate report published by the cable company in July 2010, an award was given in the arbitration between the cable company and the Union of Composers, Songwriters and Publishers of Israeli Music Ltd. ("AKUM"), in connection with deciding on a mechanism for the computation of annual royalties for the use of works whose rights are protected by AKUM. According to the report, the arbitrator's award accepted in principle the model outline for computing the royalties as presented by AKUM in the proceeding, except for certain modifications, and determined that the model should apply also for the matter of the royalties difference from 2003 onwards, according to a calculation that would be made by the parties to the arbitration in an agreed way. The cable company noted that it intends to appeal the arbitrator's award. Since the award and the other arbitration documents were not submitted to DBS, DBS does not know the model adopted and the reasons for the arbitrator's award.

Nevertheless, as agreed between DBS and AKUM, the royalty amounts paid to AKUM since 2003 might be revised, inter alia, depending on the agreement that is reached by the cable company and AKUM, and according to AKUM, depending also on the decision of the arbitrator. Accordingly, DBS's management estimates that following the award, DBS could be charged with payment differences in significant amounts in respect of the past, and with royalty payments that are significantly higher than the sums paid to date. Therefore, DBS revised its estimate for royalties since 2003. Revision of the royalties estimate was based on the model outline for the computation of royalties that was accepted by AKUM a short time after the arbitrator gave his award, with adjustments as assessed by the management of DBS, and on that basis DBS made a material provision in its financial statements at June 30, 2010.

With the other copyright organizations, payment of royalties for the period of engagement with them has been agreed with some of them, and for the rest, DBS might be required to pay non-material differences.

For Section 5.13 – Raw materials and suppliers

For the matter of a debt arrangement from May 2010 between DBS and the Company – see Note 5(a)(2) to the financial statements of the Company for the period ended June 30, 2010, which are included in this quarterly report.

For Section 5.15 – Financing

For Sections 5.15.2 and 5.15.3 – Credit restrictions applicable to the Company

In March 2010, an amendment to DBS's bank financing agreement ("the Financing Agreement”) was signed and came into force. According to this agreement, inter alia, an additional Israeli bank (“the Additional Bank”) joined DBS's current bank consortium ("the Current Banks”). In this context, the Additional Bank provided DBS with a proportionate share of DBS’s current credit facility, and also granted DBS NIS 255 million in long-term credit, most of which was used for joining (proportionately) DBS's long-term credit facility for repayment and early repayment of DBS’s debts to the Current Banks, and the balance, NIS 46 million, will be used to meet DBS’s current needs.

Pursuant to the amended agreement, DBS created a floating charge in favor of the Additional Bank similar to those listed in favor of the Current Banks, and the Additional Bank was added to the fixed charge in favor of the Current Banks. Furthermore, shareholders in DBS8 signed amendments to the deeds of liability, deeds of pledge and guarantees, as the case may be, that they signed in the past in favor of the Current Banks, concerning the joining of the Additional Bank.

According to the amended agreement, the repayment period for bank credit (both the long-term loans and at the current credit facility) was extended to the end of 2015, and the banks also agreed that the loans extended to DBS by institutionals (see Section 5.18.5 of the Company’s 2009 Periodic Report) can be repaid on schedule.

Under the amended agreement, the financial covenants listed in the Financing Agreement have been replaced with new ones, which will apply until 2015 and are suited to DBS’s business plan The new covenants:

A. Minimum repayment ability
B. Minimum EBITDA.
C. Maximum and minimum supplier credit.

The values for compliance with the financial covenants are variable, and are measured quarterly. Non-compliance with the covenants grants the banks a right to demand early repayment of the loans in accordance with the conditions of the Financing Agreement.

DBS is in compliance with the covenants in the Financing Agreement as of June 30, 2010, after being granted a relief by the banks in August 2010 in relation to the target of one of the covenants, which was needed in view of the material provision made by DBS as aforesaid in Section 5.11.2 above. Since that relief was granted after the balance sheet date, the bank loans are stated under short-term liabilities. The management of DBS estimates that since the covenants targets are cumulative on an annual basis, DBS will require a similar relief for the targets of the financial covenants on September 30, 2010 and December 31, 2010, and DBS is working to obtain such relief from the banks.

8
Other than Lidan, to which DBS undertook to use its best efforts so that as soon as possible after the amended agreement comes into force, Lidan will sign the amendment to its deed of liabilities in favor the banks and the of pledge in favor of the banks.

For Section 5.15.8 – Private issue of debentures

In April 2010, the rating agency Maalot announced that it had raised the rating of the debentures (Series A) issued by DBS one grade from (ilBBB-) to (ilBBB), inter alia because of its evaluation of the substantive improvement in DBS’s liquidity because of the new loan received from the Additional Bank, as described in the update to section 5.15.2 above, and because of the ongoing improvement in the coverage ratios, the ability to generate cash flows, and liquidity of DBS since the previous rating date. In addition, the rating company added DBS to the CreditWatch with positive outlook, noting that it hopes to complete its consideration of a possible improved rating within three months, after a deeper study of DBS’s business plan and its impact on its financial profile.

In June 2010 Maalot raised the rating of DBS and of its debenture (series A) another grade, from ilBBB to ilBBB+, and removed the rating from CreditWatch with positive outlook. The higher rating was explained, inter alia, by the improving trend in financial rations and the ability to generate cash flows, even though the rating agency still had concerns about the possibility that DBS might deviate in the medium term from its goals according to its business plan. Maalot gave DBS a positive rating outlook.

For Section 5.17 – Restrictions on and supervision of the Company

For Section 5.17.1 – Subjection of activities to specific laws

In April 2010, the subsidiary of Bank Leumi notified DBS that it has closed the transaction for the sale of all its holdings in Keshet broadcasts Ltd.

On the matter of the Government decision to raise the royalties percentage, see the update for Section 2.16.3 above.

For Section 5.17.3 – Principal restrictions under the law and the broadcasting license

At the date of this report, the Council is holding a hearing regarding shortening the period of campaigns offered by DBS (and the cable companies) to its subscribers and setting a uniform special offer period for all service components. At the hearing, the Council is considering, among other things amendment of DBS’s license so that the commitment period for subscribers to its services in consideration of a benefit or discount will be limited to only 18 months. DBS has submitted its opposition to such an amendment. The Council has not yet made its decision in the hearing. Concurrently with the hearing proceedings, the Ministry of Communications announced in March 2010 that it is considering amending the license of Hot Telecom LP, so that a private subscriber who purchased a service package that also includes broadcasts from the cable company, for which the commitment period for the broadcast component is limited by the broadcast license, the limit would apply to the services included in that package.

In the matter of the dedicated channels – In March 2010 a bill mandating that the dedicated channels would be exempt from payment of transition fees to the cable company and to DBS, passed its fist reading in the Knesset. In July 2010, the bill was approved for its second and third reading in the Knesset.

In April 2010, in the context of the Ministry of Communications’ approval of DBS’s request, as required by its license for approval of transferring the means of control in the company (direct and indirect) in respect of the purchase of control in the company (see section 1.3.1a, above) and the transfer of the holdings of Eurocom DBS Ltd. in DBS to a trustee, the Ministry of Communications decided to apply the following main conditions to DBS:

A.
No change, direct or indirect, in the trustee’s holdings of the means of control in DBS may be made unless the change received the prior written approval of the Minister of Communications, after he has consulted with the Council.

B.
The trustee will not act in accordance with guidance received from any party which has a direct or indirect interest in an area of regulation of the Ministry of Communications, unless it has received the approval from the Ministry of Communications.

C.
A transaction between DBS and Eurocom Group9 concerning satellite terminal equipment will be considered an extraordinary transaction as defined in section 270(4) of the Companies Law and therefore, in addition to the approval proceeding in DBS's organs, it requires approval by the organs of the Company pursuant to section 275 of the Companies Law.

9	For the definition of “Eurocom Group” for this matter, see Footnote 4.

D.
Discussions by the board of directors of DBS concerning transactions as described in paragraph C, above, will be documented in detailed, comprehensive minutes that are signed by the chairman of the meeting and submitted to the Director General of the Ministry of Communications for his scrutiny.

For the matter of using infrastructure in the subscriber's home – In July 2010 an agreement was signed between DBS and the cable company, in which DBS will pay the cable company approximately NIS 4 million in settlement of its demands in respect of the use of infrastructure in the subscriber's home which was installed by the cable company up to the end of 2010. Under the agreement, commencing 2011, there will be no obligation for one of the parties to pay the other for the use of wiring. In addition, the parties agreed on a joint approach to the Ministry of Communications concerning amendment of the administrative provisions, mainly cancellation of the duty to give notice so that a licensee to which a subscriber connects will forward the disconnection notice from the subscriber to the licensee from which the subscriber was disconnected only after the connection is made to the other licensee. The agreement will come into force only after approval by the Antitrust Commissioner for exemption from his approval as a cartel. The agreement was submitted to the Antitrust Commissioner, who has not yet given his decision.

In June 2010, DBS learned that the Ministry of National Infrastructures is preparing draft regulations ("the Draft Regulations") pursuant to the Sources of Energy Law, 5750-1989, which will define the maximum output in waiting mode for instruments that are listed in the Draft Regulations and which include digital converters. The output cited in the Draft Regulations for digital converters is considerably lower than the actual and accepted consumption if digital converters in general, including those used by DBS. DBS approached the Ministry on the matter and requested that the digital converters be excluded from application of the regulations and at least that the progress of the regulations be halted so that the matter can be studied and the right to a hearing be exercised.

For Section 5.20 – Legal proceedings

In July 2010, a claim and application for certification as a class action were filed against DBS in the Tel Aviv District Court. According to the applicant, DBS is violating the Consumer Protection Regulations ("the Regulations") in that the size of the letters and the space between the lines in its agreements with its customers do not meet the requirements of the Regulations. The amount of the personal claim is NIS 50, and the total amount of the claim is estimated at NIS 50 million. The applicant is also petitioning for declaratory relief that will determine that those agreements are not in keeping with the Consumer Protection Regulations and for a writ of mandamus instructing DBS to correct them.

August 2, 2010
Date	Bezeq – The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shlomo Rodav, Chairman of the Board
Avraham Gabbay, CEO